June 5, 2006


 Mary Mast
 Review Accountant
 Division of Corporate Finance
 United States Securities and Exchange Commission

 Re:  American HealthChoice, Inc.
 Form 10-KSB for Fiscal Year Ended September 30, 2005
 Filed January 13, 2006
 Form 10-QSB for the quarter ended December 31, 2005
 Form 10-QSB for the quarter ended March 31, 2006
 File No. 0-26740


 Dear Ms. Mast:

 Following are our responses to the comments in your letter of May 26, 2006, which have been modified per our phone conversation on June 1, 2006.


 Form 10-KSB for the year ended September 30, 2005


 Management's Discussion and Analysis
 ------------------------------------
 Critical Accounting Estimates
 -----------------------------
 Allowance for Discounts on Personal Injury Cases
 ------------------------------------------------

   1. We have revised the table to account for changes in the allowance for discounts for company-owned clinics only, which is consistent with our decision to differentiate between reporting revenue gross for company owned clinics and net as agent for the affiliated clinics for the statement of operations and the balance sheet. The net receivables on the balance sheet for company-owned clinics were $5,395,000 and $230,000 for affiliated clinics at September 30, 2005. We will provide explanations for all material categories in the table for allowance activity. Also, we have made major changes to the critical accounting estimate section to focus on the two categories of reductions to patient billings for company-owned clinics; discount on settled cases as a reduction to revenue and write off of patient billings, which is bad debt expense.

   2. Per our phone conversation of last week, I have prepared the following table to support the 32% discount for personal injury cases in accounts receivable as of September 30, 2005:

                             American HealthChoice
                   Personal Injury Case Settlement Analysis
                                  Fiscal 2005

                          July to September        October to September
                        ---------------------     ---------------------
                         Number    Percentage      Number    Percentage
      Clinic            of Cases    Discount      of Cases    Discount

      Bandera              49          38%          212          38%
      McAllen              49          49%          256          42%
      Laredo              181          29%          637          29%
      San Benito           47          39%          230          37%
      San Pedro            43          31%          138          35%
      Wurzbach             24          28%           73          41%
      Nacogdoches          28          24%          110          30%
      Corpus Christi       33          34%          162          37%
      Weighted average    454          33%        1,818          35%

      The above table shows a weighted average discount of 35% for 1,818 cases settled in the 12 month period ended September 30, 2005 and 33% for 454 cases settled in the three months ended September 30, 2005. Based on these actual settlements for company-owned clinics, the 32% discount is reasonable. We will revise the discussion to include the relevant data in the above table.


 Consolidated Statement of Operations
 ------------------------------------
 Bad Debt Expense
 ----------------

   3. The allowance for discount on patient billings on the statements of operations for 2004 and 2005 included an allowance for cases written off within 60 days and other 100% write-off cases in the current year. The amended filing will show an allowance for discounts on settled cases as a deduction from gross patient billings for company-owned clinics, which takes into consideration the discount on settled cases, which is $3,726,000 (42%) in 2004 and $3,569,000 (37%) in 2005. The
      write-off of current year cases for 2004 and 2005 in the amounts of $398,000 and $402,000, respectively, will be shown in the amended filing as bad debt expense. The MD&A will discuss these two categories of expense in detail and the allowance table will show them as separate line items. Since the original filing included the write-off cases in the allowance for discounts in the statements of operations, operating income will not change as a result of this presentation change in the amended filing.

   4. The financial statements will reflect the net amount retained for affiliated clinics. Specifically, the statement of operations will only show the net amount retained, which is the total patient billing less the discount at time of settlement and less the amount due the affiliated doctor. As we discussed last week, if $100 is the gross patient billing, then the amount retained would be $36 (100 times 60% times 60%). The net patient billings retained for 2005 were $555,000 and $352,000 for 2004.

   5. The net patient billings retained for affiliated clinics will be explained in detail along with the gross presentation for patient billings for company-owned clinics. Also, note 1. will disclose the change to the results for 2004.

   6. The spinal decompression revenue in the MD&A is patient billings for treatment on the company-owned systems. For clarity purposes, only one category will be shown for patient billings at company-owned clinics.


 Note 7. Stockholders' Equity
 ----------------------------

   7. The note will disclose the 1,250,000 shares issued to Dr. Stucki in connection with an employment agreement.


 Note 8. Accounts Receivable
 ---------------------------
   8. The table will be revised to agree with the balance sheet.


 Note 10. Stock Options
 ----------------------
   9. The disclosure will be revised to show we are using APB 25.


 Note 13. Contingencies
 ----------------------
  10. The entire $825,000 will be accrued in the amended filing. FAS 154 is effective for fiscal years beginning after December 15 2005, therefore we are not required to comply for the year ended September 30, 2005


 Form 10-QSB for the quarter ended December 31, 2005


 Note 4. Convertible Debenture
 -----------------------------

  11. EITF 00-27 Paragraph 16. reads: "The Task Force reached a consensus that the commitment date definition in Issue 98-5 should be replaced with a definition that is consistent with the firm commitment definition in Statement 133 and in Statement 133 Implementation Issue F3 and, therefore, requires the agreement to be binding on both parties." Issue 5 reads: "Whether the commitment date, as defined in Issue 4, should also be the date on which the assumptions, including the fair value of the issuers stock, should be determined in order to allocate the proceeds pursuant to Opinion 14 on a relative fair value basis to the separate instruments in a financing transaction that includes a convertible instrument with an embedded beneficial conversion option." Paragraph 18. reads: "The Task Force reached a consensus that the measurement dates should be the same under both Opinion 14 and Issue 98-5 to ensure the use of measurement attributes as of the same point in time for purposes of allocating the proceeds from a transaction to the separable components and then measuring the intrinsic value of the conversion option. Accordingly, the commitment date defined in issue 4 also must be used to determine the relative fair values of all instruments issued together with a convertible instrument when allocating the proceeds to the separate instruments pursuant to Opinion 14."

      We believe the commitment date is the date the registration statement becomes effective for two reasons. First, the firm commitment definition is Statement 133 is not met the because Golden Gate Investors ("GGI") has required the Company to guarantee the repayment of the $450,000 advanced on the principal amount of the convertible debenture prior to the effective date. The $250,000 advanced in January 2006 was collateralized by 3,600,000 freely tradeable shares of the Company's common stock with a market value of approximately the same amount. The May 2006 advance of $200,000 was personally guaranteed by Dr. Stucki and myself. Therefore, GGI has not made a firm commitment to loan the $1,000,000 to the Company, which I will disclose in the amended footnote to the March 31, 2006 10-QSB. Second, as discussed in paragraph 18, we would be unable to accurately determine the intrinsic value of the beneficial conversion feature until the effective date because the stock price component, as defined in the debenture agreement is calculated using market prices immediately prior to the effective date.

      EITF 98-5 paragraph 9. reads "For convertible debt securities, any recorded discount resulting from allocation of proceeds to the beneficial conversion feature should be recognized as interest expense over the minimum period from the date of issuance to the date at which the debtholder can realize that return (that is, through the date of earliest conversion) using the effective yield method. Paragraph 10 reads in part "the Task Force reached a consensus that the computation of the intrinsic value should be made using the conversion terms that are most beneficial to the investor."

      Under the terms of the Addendum between the Company and GGI dated April 28, 2006, GGI can convert a maximum of 30% of the $1,000,000 convertible debenture beginning the first day of the next full calendar month after the effective date and 30% per calendar month thereafter. In compliance with EITF 98-5, the Company would amortize the intrinsic value of the beneficial conversion over the first four calendar months after the effective date of the registration statement.

  12. The information for the warrants and shares to be issued under the Golden Gate Investors agreement will be disclosed in the amended Form 10-QSB for March 31, 2006.

  13. The default provisions for the GGI convertible debenture are as follows: "In the event the Registration Statement has not been declared effective by the deadline, the Company shall immediately issue or pay, as the case may be, to Holder 50,000 shares of common stock and $15,000 for each 30 day period, or portion thereof, that the Registration Statement is not effective, with the monthly payment amount to increase to $20,000 for each 30 day period, or portion thereof, after the first 90 day period."

      The convertible debenture agreement closing date was December 29, 2005. The original deadline was 90 days from the closing date and was extended an additional 60 days in the addendum executed on April 28, 2006. The amended deadline was May 27, 2006. Rather than enforce the default provisions in the previous paragraph for the first 30 day period, GGI has elected to convert $25,000 of debenture principal into 574,713 shares of common stock as of June 1, 2006 under the normal conversion terms. The second 30 day period ends June 26, 2006. GGI used 574,713 of the shares provided as collateral (see comment 11) to fund the conversion. We have spoken to a GGI representative, who has indicated they intend to convert another $25,000 of debenture principal if the registration statement is not effective by June 26, 2006. Since the only open item to having the SEC declare the registration statement effective is the resolution of the accounting comments in this letter, we do not believe GGI will enforce the default provisions.


 Form 10-QSB for the quarter ended March 31, 2006


 Note 4. Convertible Debenture
 -----------------------------

  14. See response to comment 11 for the commitment date discussion. We only reported $250,000 at March 31, 2006 because that was the amount advanced as of the balance sheet date. We only have a liability for the amount advanced at any point in time.


 As we discussed last week, we do not believe it is necessary to amend the December 31, 2005 Form 10-QSB because the March 31, 2006 has also been filed as of the current date. At December 31, 2005, no funds had been advanced on the debenture. More importantly, there were subsequent addendums on January 11 and April 28, 2006 to the convertible debenture. We believe investors would be best served by amending only the March report. All disclosures relating to comments 11, 12 and 13 would be in the March amended filing along with the disclosure of the April 28, 2006 addendum.


 I will telephone tomorrow morning around 9:00 your time to discuss this letter and the timetable for filing the amended reports.


 Sincerely,

 /s/ John C. Stuecheli
 ---------------------
 John C. Stuecheli
 Vice President and CFO